UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-14379

CONCENTRIX CVG CORPORATION

(successor in interest to Convergys Corporation)

(Exact Name of Registrant as Specified in Its Charter)

201 East Fourth Street

Cincinnati, OH 45202

(510) 656-3333

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate registration under section 12(g):

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Concentrix CVG Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2018	By:	/s/ Steven L. Richie
Steven L. Richie
Senior Vice President, HR and Legal